EXHIBIT 99.1
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NEWS RELEASE

OCTOBER 16, 2003


ARC ENERGY TRUST ANNOUNCES FOURTH QUARTER CASH DISTRIBUTIONS
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CALGARY, OCTOBER 16, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that a cash distribution of $0.15 per trust unit will be paid on November 17, 2003 in respect of October production. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the third quarter as follows:

       RECORD         EX-DISTRIBUTION     DISTRIBUTION     DISTRIBUTION
        DATE               DATE               DATE           PER UNIT
        ----               ----               ----           --------
     October 31         October 29         November 17         $0.15
     November 30        November 26        December 15         $0.15*
     December 31        December 29        January 15          $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.

Commodity prices are expected to continue to fluctuate which may have an impact on cash distributions available for the fourth quarter of 2003. The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.6 billion. For the remainder of 2003, the Trust currently estimates oil and gas production of over 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9